Exhibit 10.3
EMPLOYMENT AGREEMENT
THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered into on March 25, 2022 and is between StoneX Financial Ltd, of Moor House, First Floor, 120 London Wall, London, EC2Y 5ET, a company registered in England and Wales, registered number 05616586 (the “Company”) and Philip A. Smith (the “Executive”).
The parties hereto, intending to be legally bound, hereby agree as follows:
1.Employment Term.
(a)The Company hereby agrees to continue to employ the Executive and the Executive hereby agrees to continue such employment, as Chief Executive Officer of the Company from the date hereof “the Effective Date” and continuing on the terms of this Agreement up to and including the second anniversary of the Effective Date, unless terminated sooner pursuant to clause 8 hereof; provided that, on the second anniversary of the Effective Date and each annual anniversary thereafter (such date and each annual anniversary thereof, a “Renewal Date”), this Agreement shall automatically extend, upon the same terms and conditions, for successive periods of one year, unless either party provides written notice of his or its intention not to extend the term of the Agreement at least ninety (90) days prior to the applicable Renewal Date. The period during which the Executive is employed by the Company pursuant to the terms of this Agreement is referred to as the “Term”.
(b)In any circumstances in which a period of notice to terminate the Executive’s employment is required, the Company may, in its sole and absolute discretion, terminate the Executive’s employment at any time and with immediate effect by notifying the Executive that the Company is exercising its right under this clause and that it will make the first instalment of a Payment in Lieu within 28 days. The Company may, in its absolute discretion, pay any sums due under this clause in equal monthly instalments until the date on which the applicable notice period would have expired if notice had been given. The Executive shall be obliged to seek alternative income during this period and to notify the Company of any income so received. The instalment payments shall then be reduced by the amount of such income. The Executive shall have no right to receive a Payment in Lieu unless the Company has exercised its discretion in this clause to do so. Nothing in this clause shall prevent the Company from terminating the employment in accordance with the terms set out elsewhere in this Agreement or otherwise in breach of this Agreement.
(c)If at any time during the period of 90 days following the date the Executive’s employment terminated the Company becomes aware of facts that, in the reasonable opinion of the Company, would have entitled it to have terminated the Executive’s employment without notice then the Executive will not be entitled to any Payment in Lieu and the Executive acknowledges that he will have no right to receive any further instalments otherwise due to him, if any. The Executive will, within 14 days of having received written notification from the Company of details of these circumstances, repay to the Company a sum equivalent to the Payment in Lieu (after deduction of all tax and national insurance contributions) received from the Company and agree that said sum is recoverable from the Executive as a debt.
(d)“Payment in Lieu” shall mean a sum equal to the Base Salary (as at the date of termination) which the Executive would have been entitled to receive under this Agreement during the applicable notice period (or, if notice has already been given, during the remainder of the notice period) less income tax and national insurance contributions. For the avoidance of doubt, the Payment in Lieu shall not include any element in relation to: any bonus or commission payments that might otherwise have been due during the period for which the Payment in Lieu is made; any payment in respect of benefits which the Executive would have been entitled to receive during the period for which the Payment in Lieu is made; and any payment in respect of any holiday entitlement that would have accrued during the period for which the Payment in Lieu is made.
2.Representations and Warranties. The Executive represents that the Executive is entering into this Agreement voluntarily and that Executive’s employment hereunder and the Executive’s compliance with the terms and conditions of this Agreement will not conflict with or result in the breach of any agreement to which the Executive is a party or by which the Executive may be bound, or any legal duty that the Executive owes or may owe to another. The Executive further warrants and represents to the Company that he is entitled to work in the United Kingdom in the role set out in this Agreement without any additional immigration approvals and will notify the Company immediately if this changes.
3.Duties and Extent of Services.
(a)The Company is a subsidiary of StoneX Group Inc., a Delaware corporation (the “Parent Company”). The Executive shall serve as the Chief Executive Officer of the Company and the EMEA region and a member of the Group Executive Committee of the Parent Company (the “Group Executive Committee”), overseeing the operations and resources of the Company with such duties, responsibilities and authority as are consistent with such position, and shall serve in such role faithfully and to the best of the Executive’s ability under the direction and supervision of the Chief Executive Officer of the Parent Company (acting on behalf of the Company). The Company may modify the Executive’s duties and responsibilities so long as (x) the Executive remains the Chief Executive Officer of the Company and a member of the Group Executive Committee, (y) the Executive retains responsibility for general oversight of the operations and resources of the Company and (z) any additional duties or responsibilities are consistent with Executive’s title of Chief Executive Officer of the Company or are mutually agreed upon by Executive and the Company.
(b)During the Term, the Executive agrees to devote substantially his full business time, attention, and energies to the Company’s business and shall not without the prior written consent of the Company be engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage; provided that, subject to the Executive’s compliance with (without limitation) clauses 15, 16 and 17 herein, the Executive may serve in charitable and civic positions and serve on corporate boards and committees of for-profit companies, in each case with the prior written consent of the Chief Executive Officer of the Parent Company, which consent shall not be unreasonably withheld. The Executive covenants, warrants and represents that the Executive shall devote his full and best efforts to the fulfilment of his employment obligations, and the Executive shall exercise the highest degree of loyalty and the highest standards of conduct in the performance of his duties.
4.Remuneration.
(a)Base Salary. The Company shall pay the Executive an annualised base salary (the “Base Salary”) to be determined by the Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Parent Company, subject to the approval of the Renumeration Committee (the “Renumeration Committee”) of the Board of Directors of the Company, and further subject to the terms of this clause 4(a) and this Agreement. The Executive’s Base Salary as of the date hereof is £313,989. The Executive’s Base Salary shall be reviewed periodically by the Compensation Committee and, in the discretion of the Compensation Committee, subject to the approval of the Renumeration Committee, the Base Salary may be increased (but not decreased) effective as of any date determined by the Compensation Committee and approved by the Renumeration Committee. The Executive’s Base Salary shall be paid in equal instalments in accordance with the Company’s standard policy regarding payment of salaries to employees, which policy is as of the Effective Date to make payments monthly in arrears, usually on or around the 27th day of the month. The Executive shall not receive any additional remuneration from any subsidiary of the Company or other Group Company. In this Agreement, “Group Company” shall mean, in relation to the Company, that Company, any subsidiary or holding company, or any subsidiary of such holding company (“holding company” and “subsidiary” having the meanings set out in section 1159 of the Companies Act 2006) or any subsidiary undertaking or parent undertaking or any subsidiary undertaking of such parent undertaking (“parent undertaking,” “subsidiary undertaking” and “undertaking” having the meanings set out in sections 1161 and 1162 of the Companies Act 2006) and any reference to the Group shall be construed accordingly.
(b)Incentive Bonus. The Executive shall be a participant in the annual bonus program for members of the Group Executive Committee. The Executive’s annual bonus payment, if any, shall be determined and paid in accordance with the rules applicable to similarly situated members of the Group Executive Committee, with amounts payable to be determined by the Compensation Committee, subject to the approval of the Renumeration Committee, based upon performance during the applicable fiscal year of the Parent Company. The Executive’s target bonus will be $1,560,950 for the 2022 fiscal year. Bonus compensation for fiscal year 2022 will be paid to the Executive based upon the Return on Equity of the Parent Company’s controlled group, and shall be paid approximately 70% in cash and approximately 30% in restricted stock with ratable vesting to be determined over a service period set out in the applicable award, with the number of shares to be determined using a 25% discount to fair market value in accordance with the procedures established by the Parent Company or as otherwise set by the Compensation Committee for members of the Group Executive Committee, subject to the approval of the Renumeration Committee. Except as otherwise set out herein with respect to fiscal year 2022, the Compensation Committee retains discretion in setting annual bonus compensation targets, subject to the approval of the Renumeration Committee. Subject to the provisions of clause 9 herein, any such bonus shall not be considered “earned” by the Executive until the Parent Company has allocated payment to be made to the Executive for any performance period. Payment of any such bonus shall be made, if at all, after the close of the relevant performance period and by no later than the fifteenth (15th) day of the third month after the last day of the applicable calendar year in which such relevant performance period ends.
(c)Performance Based Cash Award Participation. The Executive shall be a participant in the Parent Company’s long-term performance based cash compensation plan, or any successor plan thereof (“LTIP”). As an LTIP participant, the Executive has received a performance cash award with a target value of $440,000 for fiscal year 2022, and thereafter shall receive annual LTIP awards to be determined by the Parent Company’s Compensation Committee in the same manner it is determined for similarly situated members of the Group Executive Committee (“Annual LTIP Awards”), subject to the approval of the Renumeration Committee. The terms and conditions applicable to the LTIP Awards shall be set out pursuant to one or more separate award agreements.
(d)Clawback. Notwithstanding anything herein to the contrary, to the extent permitted by governing law, any bonus or other incentive payment paid or awarded to the Executive shall be subject to the Company’s recovery policy in existence from time to time, including any policy adopted to comply with any legal or regulatory requirement.
(e)Compliance with applicable laws. Notwithstanding anything herein to the contrary, the Company and the Parent Company may from time to time, acting reasonably, alter the form and structure of the Executive’s remuneration (excluding the Base Salary) to the extent required for the Company and/or Parent Company to comply with applicable laws and regulations (including without limitation the MIFIDPRU Remuneration Code).
5.Benefits. During the Term, the Executive shall be entitled to participate in such benefit programmes and arrangements, and on such terms, as are expressly set out in this Agreement. Any additional benefits shall be provided entirely at the discretion of the Company and may be varied or withdrawn by the Company at any time.
6.Expenses. During the Executive’s employment, the Executive will be reimbursed for reasonable travel, entertainment and other out-of-pocket expenses wholly and necessarily incurred by the Executive on behalf of the Company in the performance of the Executive’s duties hereunder, so long as

(i) such expenses are consistent with the type and amount of expenses that customarily would be incurred by similarly situated corporate executives in the United Kingdom; and (ii) the Executive promptly provides copies of receipts for expenses in accordance with Company policy. The Executive must comply with the Company’s policies on expenses as communicated to him from time to time.
7.Company Policy.
(a)The Executive acknowledges that the Executive is subject to insider information policies designed to preclude the Company’s employees from breaching any applicable laws by trading on material, nonpublic information or passing such information on to others in breach of any duty owed to the Company or any third party. The Executive shall promptly execute any agreements generally distributed by the Company or to its employees requiring employees to abide by the Company’s insider information policies.
(b)The Executive has the right under United States federal law to certain protections for cooperating with or reporting legal violations to the Securities and Exchange Commission (the “SEC”) and/or its Office of the Whistleblower, as well as certain other governmental entities and self-regulatory organizations. As such, nothing in this Agreement or otherwise is intended to prohibit the Executive from disclosing this Agreement to, or from cooperating with or reporting violations to, the SEC or any other such governmental entity or self-regulatory organization, and the Executive may do so without notifying the Company or the Parent Company. The Company and the Parent Company may not retaliate against the Executive for any of these activities, and nothing in this Agreement or otherwise would require the Executive to waive any monetary award or other payment that the Executive might become entitled to from the SEC or any other governmental entity. Further, nothing in this Agreement or otherwise precludes the Executive from filing a charge of discrimination or a like charge or complaint with a fair employment practice agency or authority. However, once this Agreement becomes effective, the Executive may not receive a monetary award or any other form of personal relief in connection with any such charge or complaint that the Executive filed or is filed on the Executive’s behalf.
(c)Notwithstanding any other provision of this Agreement, as provided for in the Defend Trade Secrets Act of 2016 (18 U.S.C. § 1833(b)):
(i)    The Executive will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that:
(A)    is made: (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or
(B)    is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding.
(ii)    Without limiting the foregoing, if the Executive files a lawsuit for retaliation by the Company or the Parent Company for reporting a suspected violation of law, the Executive may disclose the Company’s or Parent Company’s trade secrets to the Executive’s attorney and use the trade secret information in the court proceeding if the Executive:
(A)    files any document containing the trade secret under seal; and
(B)    does not disclose the trade secret, except pursuant to court order.

(d)The Executive shall comply with such rules, policies and procedures of the Company and the Parent Company as are applicable from time to time.
8.Termination.
(a)Ill health. The Company may terminate the Executive’s employment with immediate effect if the Executive is unable by reason of incapacity to perform his duties under this Agreement for an aggregate period of 26 weeks in any 52 week period even if, as a result of such termination, the Executive would or might forfeit any entitlement to benefit from sick pay or any insured benefit. Otherwise, the Company may terminate the Executive’s employment at any time upon no less than ninety (90) days’ prior written notice if the reason for the termination is that the Executive is Disabled even if, as a result of such termination, the Executive would or might forfeit any entitlement to benefit from sick pay or any insured benefit. “Disabled” shall have the meaning set out in Section 409A(a)(2)(C) of the United States Internal Revenue Code.
(b)Death. The Executive’s employment with the Company will terminate immediately upon the death of the Executive.
(c)Termination with Cause. The Company may terminate the Executive’s employment at any time and with immediate effect for Cause by providing written notice of such termination to the Executive. As used herein, “Cause” means any of the following, as determined by the Board of Directors of the Parent Company:
(i)the Executive’s gross misconduct, material breach of this Agreement, or any other written non-competition, non-solicitation, invention assignment or confidentiality agreement between the Executive and the Company or any of its subsidiaries or Group Companies;
(ii)the Executive’s gross negligence, fraud, dishonesty or material misconduct in carrying out the Executive’s duties hereunder, resulting in material injury to the Company, monetarily or otherwise;
(iii)the Executive’s material breach of any of the Executive’s fiduciary duties;
(iv)any conviction by a court of law of, or entry of a plea of guilty by, the Executive (other than an offence under any road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed);
(v)the Executive fails or ceases to meet the requirements of any regulatory body whose consent is required to enable the Executive to undertake all or any of the Executive’s duties or is guilty of a serious breach of the rules and regulations of such regulatory body or of any applicable compliance manual;
(vi)the Executive ceases to be eligible to work in his role in the United Kingdom, or is unable to provide satisfactory evidence of such eligibility;
(vii)the Executive acts in any manner which in the opinion of the Company brings or is likely to bring the Executive or the Company or any Group Company into disrepute or is materially adverse to the interests of the Company or any Group Company.
(d)Termination Without Cause. The Company, at the direction of the Board of Directors of the Company, may terminate the Executive’s employment without Cause (and where the Company’s reason is not the death or disability of the Executive) at any time upon no less than ninety (90) days’ prior written notice.

(e)Resignation for Good Reason. The Executive may resign from his employment with the Company for Good Reason by providing written notice to the Chief Executive Officer of the Parent Company that an event constituting Good Reason has occurred and the Executive desires to resign from his employment with the Company as a result. Other than following a Change of Control, such notice must be provided to the Chief Executive Officer of the Parent Company by the Executive within sixty (60) days following the initial occurrence of the event constituting Good Reason. Following a Change of Control, notice from the Executive to the Chief Executive Officer of the Parent Company that an event constituting Good Reason has occurred may be provided by the Executive at any time during the twelve (12) month period following the Change of Control. After receipt of such written notice, the Chief Executive Officer of the Parent Company shall have a period of thirty (30) days to cure such event; provided, however, the Chief Executive Officer of the Parent Company, may, at his or her sole option, determine not to cure such event and accept the Executive’s resignation, effective thirty (30) days following such Chief Executive Officer’s receipt of the Executive’s notice that an event constituting Good Reason has occurred. If, in the reasonable judgment of the Executive, the Chief Executive Officer of the Parent Company does not cure the event constituting Good Reason within the requisite thirty (30) day period, the Executive’s employment with the Company shall terminate on account of Good Reason thirty (30) days following the expiration of such Chief Executive Officer’s cure period, unless the Chief Executive Officer determines to terminate the Executive’s employment prior to such date. As used herein, “Good Reason” means that, without the Executive’s consent, any of the following has occurred:
(i)a material diminution in the Executive’s authority, duties, responsibilities or job title;
(ii)a diminution in the Executive’s Base Salary; provided, however, that following the occurrence of a Change of Control, a diminution in the Executive’s total target remuneration opportunity (including, but not limited to, base salary, incentive compensation and performance based cash award, and in each case as compared to the corresponding amounts for the fiscal year that immediately precedes the fiscal year in which an event of Good Reason has occurred, as set out in a notice to the Chairman of the Remuneration Committee, with copy to the Chief Executive Officer of the Parent Company, pursuant to clause 8(e)), shall also constitute “Good Reason”;
(iii)the Company requiring the Executive’s principal place of employment to be located more than fifty (50) miles from the location where the Executive is principally employed as of the Effective Date, unless the new location is closer in distance to the Executive’s primary residence than the existing location; or
(iv)any action or inaction by the Company that constitutes a fundamental and repudiatory breach by the Company of its obligations under this Agreement.
(f)Resignation without Good Reason. The Executive may resign from his employment with the Company without Good Reason (as that term is defined in clause 8(e)) at any time upon no less than ninety (90) days’ prior written notice to the Chief Executive Officer of the Parent Company. Upon such notice of resignation, the Company may, at its sole option, accept the Executive’s resignation effective as of a date prior to the resignation date specified in the notice, and in such event, the earlier date will be the effective date of termination of the Executive’s employment for all purposes hereunder.
9.Payments and Benefits Upon Termination.
(a)Disability. Upon termination of employment pursuant to clause 8(a) (or where the Company otherwise deems the reason for termination to be by reason of disability), the Executive will receive any Base Salary accrued and unpaid up to and including such date as well as any appropriate expense reimbursements and payment in respect of any accrued untaken statutory holiday entitlement and any pay in lieu of notice, where applicable. Such amounts will be paid as soon as practicable after the termination of employment. With respect to the annual bonus under clause 4(b), notwithstanding any eligibility requirement that the Executive must be employed by the Company as of the date on which the annual bonus under clause 4(b) is paid (A) for any unpaid annual bonus relating to the fiscal year prior to the fiscal year in which the Executive’s employment is terminated (the “Termination Year”), in accordance with clause 4(b), the Executive will receive any accrued and unpaid annual bonus for which the Executive is eligible for such prior fiscal year (which amount shall be equal to the actual annual bonus achieved for such fiscal year), with such amount to be paid in a lump sum as soon as practicable after the termination of employment, but not later than the earlier of thirty (30) days following the date of the Executive’s termination of employment and the fifteenth (15th) day of the third month after the end of the prior calendar year and (B) with respect to the annual bonus for the Termination Year, the Executive will be eligible to receive the annual bonus calculated as follows: (X) the Pro Rata Ratio (as defined below) times (Y) the amount derived from the Parent Company’s achievement of operating metrics calculated based on the actual operating performance of the Parent Company during the full calendar months in which the Executive remained employed extrapolated on a linear basis for the full fiscal year, with such annual bonus being paid in a lump sum at the time that the annual bonus is payable to other executives (it being understood that if the Executive’s target annual bonus has not been determined for the Termination Year, the target annual bonus used to calculate the amount payable to the Executive pursuant to this clause 9(a) will be equal to the Executive’s target annual bonus for the fiscal year immediately prior to the Termination Year). The Executive’s Parent Company equity grants (including without limitation stock options and stock awards) and LTIP Awards that are outstanding immediately prior to the Executive’s termination of employment shall be treated in accordance with the applicable grant agreement and plan terms. The Company shall have no further obligations under this Agreement or otherwise to the Executive. As used herein, the “Pro Rata Ratio” shall mean the number of full calendar months in which the Executive was employed during the Termination Year divided by 12.
(b)Death. In the event of the Executive’s death, the Executive’s estate will receive any Base Salary accrued and unpaid up to and including such date as well as any appropriate expense reimbursements. Such amounts will be paid as soon as practicable after the termination of employment. With respect to the annual bonus under clause 4(b), notwithstanding any eligibility requirement that the Executive must be employed by the Company as of the date on which the annual bonus under clause 4(b) is paid (A) for any accrued but unpaid annual bonus relating to the fiscal year prior to the Termination Year, in accordance with clause 4(b), the Executive’s estate will receive any accrued and unpaid annual bonus for which the Executive is eligible for such prior fiscal year (which amount shall be equal to the actual annual bonus achieved for such fiscal year), with such amount to be paid in a lump sum as soon as practicable after the termination of employment, but not later than the earlier of thirty (30) days following the date of the Executive’s termination of employment and the fifteenth (15th) day of the third month after the end of the prior calendar year and (B) with respect to the annual bonus for the Termination Year, the Executive’s estate will be eligible to receive the annual bonus calculated as follows: (X) the Pro Rata Ratio times (Y) the amount derived from the Parent Company’s achievement of operating metrics calculated based on the actual operating performance of the Parent Company during the full calendar months in which the Executive remained employed extrapolated on a linear basis for the full fiscal year, with such annual bonus being paid in a lump sum at the time that the annual bonus is payable to other executives (it being understood that if the Executive’s target annual bonus has not been determined for the Termination Year, the target annual bonus used to calculate the amount payable to the Executive pursuant to this clause 9(b) will be equal to the Executive’s target annual bonus for the fiscal year immediately prior to the Termination Year). The Executive’s Parent Company equity grants (including without limitation stock options and stock awards) and LTIP Awards that are outstanding immediately prior to the Executive’s death shall be treated in accordance with the applicable grant agreement and plan terms. The Company shall have no further obligations under this Agreement or otherwise to the Executive’s estate.
(c)Termination without Cause or Resignation with Good Reason. If the Company terminates the Executive’s employment without Cause pursuant to clause 8(d) or if the Executive resigns for Good Reason pursuant to clause 8(e), the Company will pay the Executive his Base Salary accrued and unpaid up to and including the date of termination of employment, as well as any appropriate expense reimbursements. Such amounts will be paid as soon as practicable after the termination of employment. In addition, subject to the Executive’s execution of the general release of claims and restatement thereof described in clause 11 below, as well as the Executive’s compliance with the restrictive covenants set out in clauses 13 to 18 (inclusive) below, the Company will also pay and/or provide to the Executive the following:
(i)A termination payment in an amount equal to eighteen (18) months of the Executive’s monthly Base Salary (the “Severance Amount”), which shall be paid to the Executive in accordance with the Company’s normal payroll practices in equal instalments over the eighteen (18) month period following Executive’s last day of employment and which shall commence as soon as reasonably and administratively practicable following the completion of the Release, but not later than sixty (60) days following the date of Executive’s last day of employment with the Company; provided that, if such termination without Cause or resignation for Good Reason occurs within twelve (12) months following a Change of Control, the Executive shall instead receive an amount equal to twenty-four (24) months of the Executive’s monthly Base Salary (the “Change of Control Severance Amount”), which shall be paid in a lump sum as soon as reasonably and administratively practicable following the execution and return of the Release and restatement thereof, but not later than sixty (60) days following the date of the Executive’s last day of employment with the Company;
(ii)in accordance with clause 4(b), notwithstanding any eligibility requirement that the Executive must be employed by the Company as of the date on which the annual bonus under clause 4(b) is paid, the Executive will receive any accrued and unpaid annual bonus amounts, for which the Executive is eligible for the fiscal year prior to such termination (which amount shall be equal to the actual annual bonus achieved for such fiscal year), with such amount to be paid in a lump sum as soon as practicable after the termination of employment, but not later than the earlier of thirty (30) days following the date of the Executive’s termination of employment and the fifteenth (15th) day of the third month after the end of the prior calendar year;
(iii)notwithstanding any eligibility requirement that the Executive must be employed by the Company as of the date on which the annual bonus is paid, if the Executive’s employment is terminated before such date in accordance with clause 8(c) or 8(d), the Executive will be eligible to receive an annual bonus calculated as follows: (X) the Pro Rata Ratio times (Y) the amount derived from the Parent Company’s achievement of operating metrics calculated based on the actual operating performance of the Parent Company during the full calendar months in which the Executive remained employed extrapolated on a linear basis for the full fiscal year, with such annual bonus being paid in a lump sum at the time that the annual bonus is payable to other executives (it being understood that if the Executive’s target annual bonus has not been determined for the Termination Year, the target annual bonus used to calculate the amount payable to the Executive pursuant to this clause 9(c)(iii) will be equal to the Executive’s target annual bonus for the fiscal year immediately prior to the Termination Year);
(iv)an amount equal to one and a half times the Executive’s aggregate target annual bonus for the Termination Year which shall be paid to the Executive in accordance with the Company’s normal payroll practices in equal instalments over the twelve (12) month period following Executive’s last day of employment and which shall commence as soon as administratively practicable following the execution and return of the Release and restatement thereof , but not later than sixty (60) days following the date of Executive’s last day of employment with the Company; provided that, if such termination without Cause or resignation for Good Reason occurs within twelve (12) months following a Change of Control, such amount shall be equal to two times the Executive’s aggregate target annual bonus for the Termination Year and shall be paid in a lump as soon as administratively practicable following the execution and return of the Release and restatement thereof, but not later than sixty (60) days following the date of the Executive’s last day of employment with the Company (it being understood that if the Executive’s target annual bonus has not been determined for the Termination Year, the target annual bonus used to calculate the amount payable to the Executive pursuant to this clause 9(c)(iv) will be equal to the Executive’s target annual bonus for the fiscal year immediately prior to the Termination Year);
(v)all equity grants (including stock options and restricted stock awards) and LTIP Awards shall be treated under the terms of the applicable award agreements and plan terms; and
(vi)subject always to the approval of the applicable insurance provider and the rules of the applicable plan, the Executive may continue to participate in the Company’s private medical insurance plan, for the eighteen (18) month period following the Executive’s termination of employment, unless the Executive is eligible to be covered by medical insurance provided by another source; provided that, if such termination without Cause or resignation for Good Reason occurs within twelve (12) months following a Change of Control, the eighteen (18) month period referenced above shall be a twenty-four (24) month period; provided further that, to the extent any portion of the twenty-four (24) month period exceeds the period during which the Executive is eligible to receive continued private medical insurance, the Company will pay the Executive the value of such benefit in a lump sum.
(d)Termination with Cause and Resignation without Good Reason. If the Company terminates the Executive’s employment with Cause pursuant to clause 8(c), if the Executive resigns without Good Reason pursuant to clause 8(f), or if the Executive is entitled to the severance benefits pursuant to clause 9(c) and does not execute the general release of claims and restatement thereof required pursuant to clause 11, or is in material breach of any of the covenants set out in clauses 13, 14, 15, 16, 17 or 18 below, the Company will pay the Executive his Base Salary accrued and unpaid as of the date of termination of employment and any statutory accrued untaken holiday pay, as well as any appropriate expense reimbursements. Such amounts will be paid as soon as practicable after the termination of employment and, following such payments, the Company shall have no further obligations under this Agreement or otherwise to the Executive. The Executive’s Parent Company equity grants (including without limitation stock options and stock awards) and LTIP Awards that are outstanding immediately prior to the Executive’s termination of employment shall be treated in accordance with the applicable grant agreement and plan terms, including without limitation, whether such resignation qualifies as “retirement” with respect to any such awards.
(e)Non-renewal of This Agreement. If the Company provides written notice of non-renewal of this Agreement in accordance with clause 1 herein, the Executive’s termination of employment in connection with the Company’s non-renewal of this Agreement shall be deemed to be a termination of the Executive’s employment by the Company without Cause and the Executive shall be eligible for the payments and severance benefits set out in clause 9(c) herein, subject to the provisions of clause 9(c). The Executive’s Parent Company equity grants (including without limitation stock options and stock awards) and LTIP Awards that are outstanding immediately prior to the Executive’s termination of employment shall be treated in accordance with the applicable grant agreement and plan terms, with such non-renewal treated as a termination of the Executive’s employment by the Company without Cause thereunder.
(f)If there is a dispute as to whether grounds triggering termination with or without Cause or resignation with or without Good Reason have occurred, and the Executive prevails in his claim that his termination constituted a termination without Cause or a resignation with Good Reason, then any fees and expenses arising from the resolution of such dispute (including any reasonably incurred attorneys’ fees and expenses of Executive) shall be paid by the Company or its successor, as the case may be; provided that, if such a dispute occurs within twelve (12) months following a Change of Control, the Company or its successor shall advance the reasonable attorneys’ fees and expenses of the Executive so long as the Executive has a good faith basis for contesting the Company’s position.
(g)Compliance with applicable laws. Notwithstanding anything herein to the contrary, the Company and the Parent Company may from time to time, acting reasonably, alter the form and structure of any payment(s) or award(s) that may become due to the Executive or his estate (as the case may be) under this clause 9 to the extent required for the Company and/or Parent Company to comply with applicable laws and regulations (including without limitation the MIFIDPRU Remuneration Code).
(h)
10.Change of Control. For purposes of this Agreement, “Change of Control” shall have the meaning set out in the StoneX Group Inc. 2021 Omnibus Incentive Compensation Plan.
11.Release of Claims. As a condition for the payments of the Severance Amount or the Change of Control Severance Amount, bonus payment and any continuation of private medical insurance benefits provided in clause 9(c), as well as any acceleration of equity vesting pursuant to applicable award agreements and plan terms, the Executive must execute a general release of all claims (including claims under local, state and federal laws, but excluding claims for payment due under clause 9(c) that the Executive has or may have against the Company and current and former related individuals or entities (the “Release”). The Release shall be substantially in the form attached hereto as Exhibit A (including the schedules thereto), subject to any changes reasonably required at the time of Executive’s termination of employment. The consideration provided for in clause 9(c) is conditional upon and will not be paid (or be provided) until the execution of the Release (including the restatement and the certificate of independent legal adviser attached as schedules thereto); provided that, notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of the Executive’s execution of the Release, directly or indirectly, result in the Executive designating the calendar year of payment, and if a payment that is subject to execution of the Release could reasonably be made in more than one taxable year, payment shall be made in the later taxable year. The Company shall provide the Release to the Executive by no later than ten (10) days after the Executive’s employment with the Company terminates, and the Executive shall execute the Release promptly and during the statutory time period (if any) specified by applicable law. If the Release is not executed promptly and during the statutory time period (if any) specified by applicable law, the Company’s obligation to pay any Severance Amount, Change of Control Severance Amount or bonus payment and any obligation to provide continued medical insurance benefits provided for in clause 9(c) or accelerate vesting under any applicable award agreements and plan terms shall terminate.
12.Garden Leave. “Garden Leave” means any period during which the Company has exercised its rights under this clause. Following service of notice to terminate the employment by either party, or if the Executive purports to terminate the employment in breach of contract, and, if the Company so decides:
(a)the Company may by written notice require the Executive not to perform any services (or to perform only specified services) for the Company or any Group Company until the termination of the employment (or a specified date).
(b)During any period of Garden Leave the Company shall be under no obligation to provide any work to, or vest any powers in, the Executive, and the Executive shall have no right to perform any services for the Company or any Group Company.
(c)During any period of Garden Leave the Executive shall:
(i)continue to receive his salary and all contractual benefits in the usual way and subject to the terms of any benefit arrangement;
(ii)remain an employee of the Company and bound by the terms of this Agreement;

(iii)not, without the prior written consent of the Company, attend any premises of the Company or any Group Company;
(iv)not, without the prior written consent of the Company, contact or deal with (or attempt to contact or deal with) any officer, employee, consultant, client, customer, supplier, agent, distributor, shareholder, adviser or other business contact of the Company or any Group Company; and
(v)(except during any periods taken as holiday in the usual way) ensure that the Company knows where the Executive will be and how the Executive can be contacted during each working day.
(d)Alternatively to clauses 12(a) to 12(c) above, following service of notice to terminate the Executive’s employment by either party, or if the Executive purports to terminate the employment in breach of contract, and, if the Company so decides, the Company may require the Executive to attend work and to carry out such specified duties as are considered appropriate during the notice period, including an orderly and proper handover of clients and work. To that end:
(i)the Company shall be entitled to restrict the Executive’s access to Confidential Information, work or clients without it being regarded as in any way a breach of contract; and
(ii)the Executive shall co-operate fully in relation to all such instructions.
(e)the Company may designate a period during which it requires the Executive to work under clause 12(d) and a period during which the Executive will be placed on garden leave under clause 12 (a)-(c).
(f)the Executive recognises and acknowledges that he will not be entitled to payment during any period that he is not ready, willing and able to work in accordance with this clause 12 and that the contract of employment shall continue.
13.Confidentiality; Return of Company Property.
(a)The Executive acknowledges that, by reason of Executive’s employment by the Company, the Executive will have access to confidential information of the Company and other Group Companies, including without limitation information and knowledge pertaining to products, inventions, discoveries, improvements, innovations, designs, ideas, trade secrets, proprietary information, business strategies, packaging, advertising, marketing, distribution and sales methods, sales and profit figures, employees, customers and clients, and relationships between the Company (and Group Companies) and its or their business partners, including dealers, traders, distributors, sales representatives, wholesalers, customers, clients, suppliers and others who have business dealings with them (“Confidential Information”). The Executive acknowledges that such Confidential Information is a valuable and unique asset of the Company and the Group and covenants that, both during and after the Term, the Executive will not disclose any Confidential Information to any person or entity, except as the Executive’s duties as an employee of the Company may require, without the prior written authorisation of the Board of Directors of the Parent Company. The obligation of confidentiality imposed by this clause 13 shall not apply to Confidential Information that otherwise becomes generally known to the public through no act of the Executive in breach of this Agreement or any other party in breach of an existing confidentiality agreement with the Company, or which is required to be disclosed by court order or applicable law. For the avoidance of doubt nothing in this Agreement (including, without limitation, this clause 13) shall prevent the Executive from making a protected disclosure under Section 43A of the Employment Rights Act 1996; reporting a suspected criminal offence to the police or any law enforcement agency or co-operating with the police or any law enforcement agency regarding a criminal investigation or prosecution; making a disclosure to, or co-operating with any investigation by, HMRC or a regulatory, ombudsman or supervisory authority regarding any misconduct, wrongdoing or serious breach of regulatory requirements; or complying with an order from a court or tribunal to disclose or give evidence; or making any other disclosure as required by law.
(b)All records, designs, patents, business plans, financial statements, manuals, memoranda, lists, research and development plans and products, and other property delivered to or compiled by the Executive by or on behalf of the Company or its vendors or customers that pertain to the business of the Company or any Group Company shall be and remain the property of the Company, and be subject at all times to its discretion and control. Likewise, all property, including without limitation all documents, whether in computer or hard copy form, that the Executive creates or receives during and as a result of his employment by the Company, shall be returned to the Company upon request and at the end of the Executive’s employment. In addition, at the end of employment, the Executive shall delete all contact details of any Client held on any personal or professional social networking account, including but not limited to Facebook, LinkedIn and Twitter, and update all employment references so that the Executive is no longer held out as being employed by or connected with the Company or the Group.
14.Restrictions during employment. During the Term the Executive shall not, without the prior written consent of the Board of Directors of the Parent Company, whether paid or unpaid, directly or indirectly:
(a)engage in any other business; or
(b)be concerned or interested, in any capacity, in any other business, trade, profession or occupation (or the setting up of any business, trade, profession or occupation) which is or shall be of similar nature to or competitive with that carried out by the Company or any Group Company; or
(c)solicit the custom of, canvass, approach or deal with, in competition with the Company or any Group Company, any person (including any company, firm, organisation or other entity) with whom the Company or any Group Company is in negotiations or discussions regarding the possible supply of services; or
(d)discourage any such person referred to in clause 14(c) above from conducting or continuing to conduct business with the Company or any Group Company on the best terms available to that company; or
(e)induce or attempt to induce any director or senior employee of the Company or any Group Company with whom the Executive has had material dealings in the course of the employment, to leave the employment of the Company or any Group Company; or
(f)take any steps which impair, or might reasonably be thought by the Company to impair, the Executive’s ability to act at all times in the best interests of the Company.
(g)Nothing in this clause shall preclude the Executive from holding the shares or securities of any company so long as his interest does not exceed 5% of the total of such shares or securities.
15.Non-Competition. For a period of six (6) months after the Relevant Date the Executive will not, (i) form, or acquire a 5% or greater equity ownership, voting or profit participation interest in, any Competitive Enterprise, or (ii) associate in any capacity (including, but not limited to, association as an officer, employee, partner, director, consultant, agent or advisor) with any Competitive Enterprise. “Competitive Enterprise” shall mean a business enterprise that (a) engages in any activity, (b) owns or controls a significant interest in or (c) is owned by, or a significant interest in which is owned by or controlled by, any entity that engages in any activity, that, in any case, competes anywhere with any activity in which the Parent Company is engaged. In this Agreement “Relevant Date” shall mean the date of the termination of the Executive’s employment with the Company however caused (including, without limitation, termination by the Company in repudiatory breach of contract) or (if earlier) the date on which the Company exercises its rights under clause 12.
16.Solicitation of Clients. For a period of twelve (12) months after the Relevant Date, the Executive shall not, in any manner, directly or indirectly, (A) Solicit any Client to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with the Company or any Group Company, or (B) interfere with or damage (or attempt to interfere with or damage) any relationship between the Company or any Group Company and any Client. “Solicit” shall mean any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, encouraging or requesting any person or entity, in any manner, to take or refrain from taking an action. “Client” shall mean any client or prospective client of the Company or any Group Company to whom the Executive provided services, or for whom the Executive transacted business or whom the Executive approached for the purpose of soliciting business reasonably expected to generate annual revenue in excess of $100,000, in each case during the year immediately preceding the termination of the Executive’s employment.
17.Solicitation of Employees. For a period of twelve (12) months after the Relevant Date, the Executive shall not, in any manner, directly or indirectly, (A) Solicit any person who is an employee of the Company or any Group Company to resign from the Company or such Group Company or to apply for or accept employment with any Competitive Enterprise or (B) on behalf of the Executive or any person or Competitive Enterprise hire, or participate in the hiring of, any Selected Personnel or identify, or participate in the identification of, Selected Personnel for potential hiring, whether as an employee or consultant or otherwise, or (C) Solicit, hire or accept Selected Personnel into partnership, membership or similar status (1) by a Competitive Enterprise that the Executive forms, that bears the Executive’s name, in which the Executive is a partner, member or have similar status, or in which the Executive possesses or controls greater than a de minimis equity ownership, voting or profit participation or (2) by any Competitive Enterprise where the Executive has, or is intended to have, direct or indirect managerial or supervisory responsibility for such Selected Personnel. “Selected Personnel” shall mean any employee or consultant of the Company or any Group Company (a) with whom the Executive personally worked while employed by the Company or any Group Company, and (b) who at any time during the year immediately preceding the Executive’s termination of employment with the Company or its subsidiaries, worked in the same division or business segment in which the Executive worked, (c) who holds or at any time held a customer facing role with the Company or any Group Company or (d) serves or at any time served as a member of the Group Executive Committee.
18.Intellectual Property.
(a)The Executive hereby acknowledges and agrees that all inventions, ideas, processes, programs, software, writings, designs, improvements and other works (including any and all intellectual property rights therein or related thereto) conceived, made, or reduced to practice by the Executive during his employment with the Company or any Group Company or that will be conceived, made or reduced to practice by the Executive during his employment (in each case whether or not actually conceived during regular business hours) and that are (i) conceived, made or reduced to practice using any equipment, supplies, facilities, trade secrets, know-how or other confidential information of the Company or any Group Company, (ii) result from any work performed by the Executive for the Company or any Group Company, or (iii) otherwise relate to the business of the Company or any Group Company, the business approved by the Board of Directors of the Company or the Parent Company to be engaged in by the Company or any Group Company, or the actual or demonstrably anticipated research or development of the Company or any Group Company (collectively, “Intellectual Property”) are and shall be deemed a Work Made for Hire as defined in 17 U.S.C. § 101 (or its equivalent concept under other applicable laws) and are the sole and exclusive property of the Company or its applicable Group Company. To the extent that any such Intellectual Property does not qualify as a Work Made For Hire or its equivalent, such that the rights in any Intellectual Property do not vest initially in the Company or its applicable Group Company, the Executive hereby confirms that the Executive has irrevocably assigned, transferred and conveyed to the Company his entire right, title and interest in and to all such Intellectual Property and, to the extent that the Executive has not previously completed the foregoing assignment of such Intellectual property to the Company or the applicable Group Company, the Executive hereby irrevocably assigns, transfers and conveys to the Company his entire right, title and interest in and to all such Intellectual Property to the Company or the applicable Group Company. At the Company’s request, the Executive shall promptly do any and all things that the Company deems reasonably necessary to confer, confirm, enforce or protect the Company’s or the applicable Group Company’s ownership of any Intellectual Property. Without limiting any of the foregoing, the Executive further agrees that he shall (A) promptly disclose to the Company or the applicable Group Company, in writing, all inventions, improvements, processes, designs and other material works constituting Intellectual Property hereunder, and (B) cooperate with the Company and its legal advisers in the preparation of patent and copyright applications arising from any Intellectual Property; provided that, for the avoidance of doubt, the decision to file for patent or copyright protection, or to maintain any Intellectual Property as a trade secret, shall be in the sole discretion of the Company, and the Executive shall be bound by such decision.
(b)To the extent the Executive may do so under applicable law, the Executive hereby waives and agrees never to assert any Moral Rights that the Executive may have in or with respect to any Intellectual Property, even after termination of any work on behalf of the Company or any of its subsidiaries. As used in this Agreement, “Moral Rights” means any rights to claim authorship of a work, to object to or prevent the modification or destruction of a work, or to withdraw from circulation or control the publication or distribution of a work, and any similar right, existing under any applicable law of any jurisdiction, regardless of whether or not such right is denominated or generally referred to as a “moral right.”
(c)All embodiments of and records relating to Intellectual Property in whatever form and in all media shall be the property of the Company and constitute Confidential Information. The Executive shall surrender these to the Company on termination of employment (or earlier if so requested) and the Executive shall keep no copies.
(d)The Executive hereby waives any and all present and future moral rights he may have in Intellectual Property, arising under Chapter IV of Part I of the Copyright, Designs and Patents Act 1988, together with all similar and analogous rights in other territories to the extent permissible under each relevant territory’s legislation.
19.Specific Performance/Remedies. The Executive acknowledges that the services to be rendered by the Executive are of a special, unique and extraordinary character and, in connection with such services, the Executive will have access to Confidential Information vital to the Company’s business. In order to protect the goodwill, Confidential Information, trade secrets and business connections of the Company and each Group Company to which the Executive has access as a result of the employment, the Executive agrees to the provisions of clauses 13, 14, 15, 16, 17 and 18 (for the benefit of the Company and as trustee and agent for each Group Company). The Executive further agrees that the covenants contained in clauses 13, 14, 15, 16, 17 and 18 are reasonable and necessary to protect the legitimate business interests of the Company and to protect the goodwill, Confidential Information, trade secrets and business connections of the Company and Group Companies. By reason of this, the Executive consents and agrees that if the Executive breaches any of the provisions of clauses 13, 14, 15, 16, 17 and 18 hereof, the Company would sustain irreparable injury and that monetary damages would not provide adequate remedy to the Company. The Executive hereby agrees that the Company shall be entitled to have clauses 13, 14, 15, 16, 17 and 18 hereof specifically enforced (including, without limitation, by injunctions and restraining orders) by any court in England and Wales having jurisdiction and agrees to be subject to the jurisdiction of said court. As a further and non-exclusive remedy, the Executive understands that a breach of the covenants contained in clauses 13, 14, 15, 16, 17 and 18 above that causes material harm to the Company as reasonably determined by the Board of Directors of the

Parent Company, subject to the approval of the Board of Directors of the Company (which determination shall be binding and final) shall eliminate the Executive’s entitlement to any further payment of the Severance Amount, Change of Control Severance Amount, bonus payment and any continued private medical insurance benefits provided for in clause 9(c), as well as any acceleration of equity vesting under applicable award agreements and plan terms, and the Executive shall be required to return any such amounts that relate to the period of non-compliance during the applicable restrictive period in the event of such a breach (including, without limitation, the amount of any gain realised by the Executive upon the acceleration of equity vesting of equity grants). Nothing contained herein shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of damages from the Executive.
20.Complete Agreement. This Agreement embodies the entire agreement of the parties with respect to the Executive’s employment, remuneration, compensation, benefits and related items and supersedes any other prior oral or written agreements, arrangements or understandings between the Executive and the Company and any Group Company, other than any award agreements reflecting outstanding LTIP grants or equity awards held by the Executive as of the date of this Agreement, and the related plan terms, each of which shall continue to control such equity awards. In entering into this Agreement neither party nor any Group Company has relied on any Pre-Contractual Statement. This Agreement may not be changed orally but only by an agreement in writing signed by the parties hereto.
21.Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such party.
22.Governing Law; Assignability.
(a)This Agreement shall be governed by, and construed in accordance with, the laws of England. The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).
(b)The Executive may not, without the Company’s prior written consent, delegate, assign, transfer, convey, pledge, encumber or otherwise dispose of this Agreement or any interest herein. Any such attempt shall be null and void and without effect. The Company and the Executive agree that this Agreement and all of the Company’s rights and obligations hereunder may be assigned or transferred by the Company and shall be assumed by and be binding upon any successor to the Company.
23.Severability. If any provision of this Agreement or any part thereof, including, without limitation, clauses 13, 14, 15, 16, 17 or 18, as applied to either party or to any circumstances shall be adjudged by a court of competent jurisdiction to be void or unenforceable, the same shall in no way affect any other provision of this Agreement or remaining parts thereof, which shall be given full effect without regard to the invalid or unenforceable part thereof, or the validity or enforceability of this Agreement. In the event an arbitrator or court of competent jurisdiction deems the restrictive covenants unreasonably lengthy in time or overly broad in scope, it is the intention and agreement of the parties that those provisions which are not fully enforceable be deemed as having been modified to the extent necessary to render them reasonable and enforceable and that they be enforced to such extent.
24.Notices. All notices to the Company or the Executive, permitted or required hereunder, shall be in writing and shall be delivered personally, by sending it by email, or sent by registered or certified mail, return receipt requested, to the following addresses:
If to the Company:
StoneX Financial Ltd

Moor House, First Floor
120 London Wall, London, EC2Y 5ET
Attn: Chairman of the Remuneration Committee of the Board of Directors

w/ copy to the Chief Executive Officer of StoneX Group Inc.

If to the Executive, to:
Last address in records of the Company

    Either party may change the address to which notices shall be sent by sending written notice of such change of address to the other party. Any such notice shall be deemed given, if delivered personally, upon receipt; if sent by certified or registered mail, three days after deposit (postage prepaid) with the U.K. mail service.

25.Additional particulars of employment. Additional particulars of employment are set out in Schedule 1 to this Agreement.
26.Section 409A.
(a)To the extent applicable, this Agreement shall be interpreted to avoid the imposition of any additional taxes under Code Section 409A. If any payment or benefit cannot be provided or made at the time specified herein without incurring additional taxes under Code Section 409A, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. The preceding provisions, however, shall not be construed as a guarantee by the Company or the Parent Company of any particular tax effect to the Executive under this Agreement. For purposes of Code Section 409A, each payment under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. In no event may the Executive, directly or indirectly, designate the calendar year of payment.
(b)To the extent applicable, and to the maximum extent permitted under Code Section 409A, the cash severance payments payable under this Agreement are intended to comply with the “short-term deferral exception” under Treas. Reg. §1.409A-l(b)(4), and any remaining amount is intended to comply with the “separation pay exception” under Treas. Reg. §1.409A-l(b)(9)(iii) or any successor provision; provided, however, any amount payable to the Executive during the six (6) month period following the Executive’s termination date that does not qualify within either of the foregoing exceptions and is deemed as deferred compensation subject to the requirements of Code Section 409A, then such amount shall hereinafter be referred to as the “Excess Amount.” If the Executive is a “key employee” of a publicly traded corporation under Section 409A at the time of his separation from service and if payment of the Excess Amount under this Agreement is required to be delayed for a period of six months after separation from service pursuant to Code Section 409A, then notwithstanding anything in this Agreement to the contrary, payment of such amount shall be delayed as required by Code Section 409A, and the accumulated postponed amount shall be paid in a lump sum payment within ten (10) days after the end of the six (6) month period. If the Executive dies during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of Section 409A shall be paid to the personal representative of the Executive’s estate within sixty (60) days after the date of the Executive’s death. A “key employee” shall mean an employee who, at any time during the twelve (12) month period ending on the identification date, is a “specified employee” under Code Section 409A, as determined by the Company, in its sole discretion. The determination of key employees, including the number and identity of persons considered key employees and the identification date, shall be made by the Parent Company in accordance with the provisions of Code Sections 416(i) and 409A.

(c)To the extent the Executive is, at the time of his termination of employment under this Agreement, participating in one or more deferred compensation arrangements subject to Code Section 409A, the payments and benefits provided under those arrangements shall continue to be governed by, and to become due and payable in accordance with, the specific terms and conditions of those arrangements, and nothing in this Agreement shall be deemed to modify or alter those terms and conditions.
(d)“Termination of employment,” “resignation,” or words of similar import, as used in this Agreement mean, for purposes of any payments under this Agreement that are payments of deferred compensation subject to Code Section 409A, the Executive’s “separation from service” as defined in Code Section 409A.
(e)Nothing herein shall be construed as having modified the time and form of payment of any amounts or payments of “deferred compensation” (as defined under Treas. Reg. § 1.409A-l(b)(l), after giving effect to the exemptions in Treas. Reg. §§ 1.409A-l(b)(3) through (b)(12)) that were otherwise payable pursuant to the terms of any agreement between Company and the Executive in effect on or after January 1, 2005 and prior to the date of this Agreement.
(f)Where applicable, all reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Code Section 409A, including the requirement that (i) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit.
27.Withholding of Taxes and Other Employee Deductions. The Company may withhold from any benefits and payments made to the Executive all applicable taxes and withholdings as may be required pursuant to any law or governmental regulation or ruling and all other customary deductions made with respect to the Company’s employees generally. Further, the Company may deduct from the Executive’s salary, or any other sums owed to the Executive at any time, any money owed by the Executive to the Company or any Group Company.
28.Counterparts. This Agreement may be executed in one or more counterparts, and/or by signature transmitted by facsimile or other electronic means, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.
29.Separation. All covenants that, by their terms, naturally would survive the termination or expiration of this Agreement, including but not limited to clauses 13, 14, 15, 16 and 17 hereof, shall survive the termination or expiration of this Agreement.

This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED as a DEED by STONEX FINANCIAL LTD acting by Lindsay McNeile, a director, in the presence of:	/s/ Lindsay McNeile
[SIGNATURE OF DIRECTOR]
Director
Witness signature:	/s/ Sheryl Fever
Name:	Sheryl Fever
Address:

Occupation:	EA

SIGNED as a DEED by PHILIP A. SMITH in the presence of:	/s/ Philip A. Smith
Witness signature:	/s/ Marcio Martins Silveira
Name:	Marcio Martens Silveira
Address:

Occupation:	Office Manger

Schedule 1

Additional Particulars of Employment

1.Commencement

The Executive’s employment with the Company commenced on 1 December 1996.

The Executive’s period of continuous employment began on 1 December 1996.

2.Place of Work

The Executive’s principal place of work shall be Moor House, First Floor, 120 London Wall, London, EC2Y 5ET or such other place as the Company may reasonably require for the proper performance and exercise of the Executive’s duties. The Executive agrees to travel on the Company’s business (both within the United Kingdom and abroad) as may be required for the proper performance of the Executive’s duties.

During the employment the Executive may be required to work outside the United Kingdom for periods exceeding one month but there are currently no particulars applicable to such periods of work outside the United Kingdom.

3.Hours of Work

The Executive’s normal working hours shall be 8.30 am to 6.30 pm on Mondays to Fridays and such additional hours as are necessary for the proper performance of the Executive’s duties. The Executive acknowledges that the Executive shall not receive further remuneration in respect of such additional hours.

4.Holiday

The Executive shall be entitled to 30 days’ paid holiday in each holiday year. This is in addition to the usual public holidays in England. If the Company requires the Executive to work on a public holiday the Executive will be entitled to a day in lieu. The Company’s holiday year runs between 1 January and 31 December. If the Executive’s employment commences or terminates part way through a holiday year, the Executive’s entitlement during that holiday year shall be calculated on a pro-rata basis rounded up to the nearest half day.

Holiday shall be taken at such time or times as shall be approved in advance by the Company. The Executive shall not, without the consent of the Company, carry forward any accrued but untaken holiday entitlement to a subsequent holiday year unless the Executive has a legal entitlement to do so.

The Executive shall have no entitlement to any payment in lieu of accrued but untaken holiday save on termination of the employment. If the Company makes such a payment, it will only be for untaken holiday that accrued during the holiday year that the Executive’s employment ends and for any untaken days that the Executive had a legal entitlement to carry forward. The amount of such payment in lieu shall be 1/260th of the Executive’s full-time equivalent salary for each untaken day of the Executive’s entitlement for the holiday year in which termination takes place. Any Severance Amount or Change of Control Severance Amount paid to the Executive shall be deemed to be inclusive of any entitlement in respect of holiday pay on termination of employment.

If on termination of employment the Executive has taken in excess of the Executive’s accrued holiday entitlement, the Company shall be entitled to recover from the Executive by way of deduction from any payments due to the Executive or otherwise one day’s pay calculated at 1/260th of the Executive’s full-time equivalent salary for each excess day.

If either party has served notice to terminate the employment, the Company may require the Executive to take any accrued but unused holiday entitlement during the notice period. Any accrued but unused holiday entitlement shall be deemed to be taken during any period of Garden Leave.

During any continuous period of absence due to incapacity of one month or more the Executive shall not accrue holiday under this contract and the Executive’s entitlement for the holiday year in which such absence takes place shall be reduced pro rata save that it shall not fall below the Executive’s entitlement under the Working Time Regulations 1998.

If the Executive’s employment is terminated without notice or if the Executive receives a Payment in Lieu, the Executive will not be entitled to holiday pay for holiday which would have accrued during the notice period.

5.Other Paid Leave

The Executive may be eligible to take the following types of paid leave, subject to any statutory eligibility requirements or conditions and the Company’s rules applicable to each type of leave in force from time to time:

•Statutory maternity leave;
•statutory paternity leave;
•statutory adoption leave;
•shared parental leave;
•parental bereavement leave

Further details of such leave and any pay during such leave are available from Human Resources.
The Company may replace, amend or withdraw the Company’s policy on any of the above types of leave at any time.

6.Sickness

If the Executive is absent for any reason, he must inform Human Resources as soon as possible and by no later than 9am on the first day of absence.

In all cases of sickness absence, the Executive must complete a self-certification form. For any sickness absence lasting more than seven days, the Executive must obtain a doctor’s certificate stating the reason for the absence.

The Executive agrees to consent to a medical examination (at the Company’s expense) by a doctor nominated by the Company, if asked.

If the Executive is absent from work due to sickness, the Company will pay Statutory Sick Pay (SSP) in accordance with applicable legislation in force at the time of absence provided that the Executive satisfies the relevant requirements. Any further payment of sick pay shall be at the sole and absolute discretion of the Company.

7.Pension

The Company intends to comply with its employer pension duties in accordance with Part 1 of the Pensions Act 2008. Accordingly, where appropriate, the Executive may be enrolled automatically into a qualifying pension scheme under this legislation.

8.Benefits

Whilst there is no contractual entitlement to such benefits, from time to time, the Executive may be permitted to participate in insured benefit plans offered by the Company, for example, without limitation, permanent health insurance, life assurance and/or private medical insurance.

Participation in, and all aspects of such benefits, are subject to:

(a)    the terms of the Company’s plan, as amended from time to time;
(b)    the rules or insurance policy of the relevant insurance provider, as amended from time to time; and
(c)    the Executive satisfying the normal underwriting requirements of the relevant insurance provider and the premium being at a rate which the Company considers reasonable.

Further details of insured benefits, if any, are available from the Company on request.

The Company shall only be obliged to make payments to the Executive under any insured benefit plan if it has received payment from the insurance provider for that purpose.

The Company in its sole and absolute discretion reserves the right to discontinue, vary or amend the plans (including the level of cover) at any time.

If the Executive participates in any Company insurance plan, and the insurance provider refuses for any reason to provide a benefit to the Executive, the Company shall not be liable to provide to the Executive any replacement benefit of the same or similar kind or to pay any compensation in lieu of such benefit.

If the Executive is receiving benefits under the Company’s permanent health insurance plan (if any) the Company shall be entitled to appoint a successor to the Executive to perform all or any of the duties required of the Executive under the terms of the employment and the Executive’s duties shall be amended accordingly.

9.Training

No training will be provided to the Executive during the employment.

10.Collective Agreements

There is no collective agreement which directly affects the Executive’s employment with the Company.

11.Discipline and grievance

The Executive is subject to the Company’s disciplinary and grievance procedures, copies of which are available from the Company on request. These procedures do not form part of any employee’s contract of employment.

If the Executive wishes to appeal against a disciplinary decision, the Executive may apply in writing to Human Resources in accordance with the Company’s disciplinary procedure.

The Company may at any time suspend the Executive for a reasonable period during any period in which the Company is carrying out an investigation into any of the Executive’s alleged acts or defaults. During any period of suspension the Executive shall continue to receive salary and contractual benefits, provided that the Executive remains ready and available for work.

If the Executive wishes to raise a grievance, the Executive may apply in writing to Human Resources in accordance with the Company’s grievance procedure.

12.Data Protection

The Company will collect and process information relating to the Executive in accordance with the Employee Privacy Notice which is available from Human Resources and which the Company may amend from time to time.

The Executive will comply with the Company’s data protection policies in relation to all personal data to which the Executive has access in connection with the employment including personal data relating to any of the Company’s employees, customers, clients, contractors, suppliers or agents.

Failure to comply with the data protection policies or any of the policies listed above may be dealt with under the Company’s disciplinary procedure.

13.Reconstruction and Amalgamation

If the Executive’s employment is terminated at any time by reason of any reconstruction or amalgamation of the Company or any Group Company, whether by winding up or otherwise, and the Executive is offered employment with any concern or undertaking involved in or resulting from such reconstruction or amalgamation on terms which (considered in their entirety) are no less favourable to any material extent than the terms of this Agreement, the Executive shall have no claim against the Company or any such undertaking arising out of or connected with such termination.

Exhibit A

(Form of Release)